                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 23) *


                             R. G. Barry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   068798-10-7
                                 --------------
                                 (CUSIP Number)

                                 Not Applicable
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 068798-10-7                     AMENDMENT NO. 23 TO SCHEDULE 13G


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Florence Zacks Melton


2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) ___
                  Not Applicable
                                                                    (b) ___
3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                     29,873

6.       SHARED VOTING POWER
                     -0-

7.       SOLE DISPOSITIVE POWER
                    476,999

8.       SHARED DISPOSITIVE POWER
                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    476,999

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    5.1%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

Item 1(a).  Name of Issuer.
---------------------------

                  R. G. Barry Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
------------------------------------------------------------

                  13405 Yarmouth Road N. W.
                  Pickerington, Ohio 43147

Item 2(a).  Name of Person Filing.
----------------------------------

                  Florence Zacks Melton

Item 2(b).  Address of Principal Business Office or, if None, Residence.
------------------------------------------------------------------------

                  1000 Urlin Avenue
                  Columbus, Ohio 43212

Item 2(c).  Citizenship.
------------------------

                  United States

Item 2(d).  Title of Class of Securities.
-----------------------------------------

                  Common Shares, par value $1.00 per share

Item 2(e).  CUSIP Number.
-------------------------

                  068798-10-7

Item 3.
-------

                  Not Applicable

Item 4.  Ownership.
-------------------

                  (a)      Amount beneficially owned:  476,999 common shares
                           (1)(2)

                  (b)      Percent of class:  5.1% (3)

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:

                                    29,873 common shares (2)

                          (ii) Shared power to vote or to direct the vote:

                                    None

                         (iii) Sole power to dispose or to direct the
                               disposition of:

                                    476,999 common shares (1)(2)

                          (iv) Shared power to dispose or to direct the
                               disposition of:

                                    None

--------------------


                  (1) Includes 447,126 common shares deposited in the Zacks-Streim Voting Trust (the "Voting Trust"), by Mrs. Melton, as trustee under a trust created by the will of Aaron Zacks, deceased (the "Zacks Trust"). Mrs. Melton has investment power with respect to these common shares (subject to certain limitations on the right to withdraw common shares from the Voting Trust). The trustee of the Voting Trust, Mrs. Melton's son, Gordon Zacks, has sole voting power as to all common shares deposited therein. Mr. Zacks is the remainder beneficiary under the Zacks Trust.

                  (2) Includes 29,873 common shares held of record by Mrs. Melton, as to which common shares she has sole voting and investment power.

                  (3) Based upon 9,376,129 common shares outstanding as of December 31, 2001.

Item 5.  Ownership of Five Percent or Less of a Class.
------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another
------------------------------------------------------------------
             Person.
             -------

                  Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
------------------------------------------------------------
         Which Acquired the Security Being Reported on by the
         ----------------------------------------------------
         Parent Holding Company or Control Person.
         -----------------------------------------

                  Not Applicable

Item 8.  Identification and Classification of Members of the
-------------------------------------------------------------
         Group.
         ------

                  Not Applicable

Item 9.  Notice of Dissolution of Group.
----------------------------------------

                  Not Applicable

Item 10.  Certifications.
-------------------------

                  Not applicable.


                  [Remainder of page intentionally left blank;
                          signature on following page.]

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Florence Zacks Melton
                                        ---------------------------------------
                                        Florence Zacks Melton


Dated:  As of December 31, 2001